EXHIBIT 99.2

Consolidated Financial Statements
December 31, 2020

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2020. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2020.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

February 17, 2021

/s/ Tobias Lütke
Tobias Lütke
Chief Executive Officer

/s/ Amy Shapero
Amy Shapero
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Shopify Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Shopify Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition - Principal versus Agent Considerations

As described in note 3 to the consolidated financial statements, management follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, management determines whether the Company has promised to provide the service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). As disclosed by management, this determination depends on the facts and circumstances of each arrangement and, in some instances involves significant judgment. The Company recognizes revenue from Shopify Shipping, the sales of apps and Shop Pay Installments on a net basis (as an agent) as the Company is not primarily responsible for the fulfillment, does not have control of the promised service, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as management has determined it is the principal in each arrangement. Revenue reported on a gross basis makes up a significant portion of total revenues of $2,929 million.

The principal considerations for our determination that performing procedures relating to Revenue recognition – Principal versus Agent Considerations is a critical audit matter are 1) that there was significant judgment applied by management, in some instances, in assessing the indicators that the Company controls the promised service before it was transferred to the customer, including assessing whether the Company was primarily responsible for fulfilling the promised service and whether the Company had full discretion in establishing the prices for the promised service, and 2) a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the results of those procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators that the Company controls the promised service before it is transferred to the customer. These procedures also included, among others, testing the reasonableness of management’s assessment of the indicators of control over the promised service, which included determining whether the Company was primarily responsible for fulfilling the promised service and has full discretion in establishing pricing by considering the contractual terms with merchants and agreements with service providers, where applicable, and considering whether these conclusions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Ottawa, Canada
February 17, 2021

We have served as the Company’s auditor since 2011.

Shopify Inc.
Consolidated Balance Sheets
Expressed in US $000’s except share amounts

		As at
		December 31, 2020	December 31, 2019
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	2,703,597	649,916
Marketable securities	5	3,684,370	1,805,278
Trade and other receivables, net	7	120,752	90,529
Merchant cash advances, loans and related receivables, net	8	244,723	150,172
Income taxes receivable	21	56,067	—
Other current assets	9	68,247	46,333
		6,877,756	2,742,228
Long-term assets
Property and equipment, net	10	92,104	111,398
Intangible assets, net	11	135,676	167,282
Right-of-use assets, net	12	119,373	134,774
Deferred tax assets	21	52,677	19,432
Equity and other investments	6	173,454	2,500
Goodwill	13	311,865	311,865
		885,149	747,251
Total assets		7,762,905	3,489,479
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	14	300,795	181,193
Income taxes payable	21	19,677	69,432
Deferred revenue	15	107,809	56,691
Lease liabilities	12	10,051	9,066
		438,332	316,382
Long-term liabilities
Deferred revenue	15	21,006	5,969
Lease liabilities	12	144,836	142,641
Convertible senior notes	16	758,008	—
Deferred tax liabilities	21	—	8,753
		923,850	157,363
Commitments and contingencies	12, 18
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 110,929,570 and 104,518,173 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,599,301 and 11,910,802 issued and outstanding	19	6,115,232	3,256,284
Additional paid-in capital		261,436	62,628
Accumulated other comprehensive income	20	8,770	1,046
Retained earnings (accumulated deficit)		15,285	(304,224)
Total shareholders’ equity		6,400,723	3,015,734
Total liabilities and shareholders’ equity		7,762,905	3,489,479

The accompanying notes are an integral part of these consolidated financial statements.

On Behalf of the Board:

"/s/ Tobias Lütke"	"/s/ Colleen Johnston"
Tobias Lütke	Colleen Johnston
Chair, Board of Directors	Chair, Audit Committee

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Expressed in US $000’s, except share and per share amounts

		Years ended
		December 31, 2020	December 31, 2019
	Note	$	$
Revenues
Subscription solutions	23	908,757	642,241
Merchant solutions	23	2,020,734	935,932
		2,929,491	1,578,173
Cost of revenues
Subscription solutions		193,532	128,155
Merchant solutions		1,194,439	584,375
		1,387,971	712,530
Gross profit		1,541,520	865,643
Operating expenses
Sales and marketing		602,048	472,841
Research and development		552,127	355,015
General and administrative	10, 12, 25	245,343	153,765
Transaction and loan losses	3, 25	51,849	25,169
Total operating expenses		1,451,367	1,006,790
Income (loss) from operations		90,153	(141,147)
Other income, net
Interest income		23,434	48,182
Interest expense	16	(9,085)	—
Unrealized gain on equity and other investments	6	135,193	—
Foreign exchange gain (loss)		669	(2,850)
Total other income, net		150,211	45,332
Income (loss) before income taxes		240,364	(95,815)
Recovery of (provision for) income taxes	21	79,145	(29,027)
Net income (loss)		319,509	(124,842)

Net income (loss) per share attributable to shareholders:
Basic	22	$2.67	$(1.10)
Diluted	22	$2.59	$(1.10)

Shares used to compute net income (loss) per share attributable to shareholders:
Basic	22	119,569,705	113,026,424
Diluted	22	123,463,274	113,026,424

Other comprehensive income
Unrealized gain on cash flow hedges	20	10,510	18,046
Tax effect on unrealized gain on cash flow hedges	20	(2,786)	(4,784)
Comprehensive income (loss)		327,233	(111,580)

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Changes in Shareholders’ Equity
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Retained Earnings (Accumulated Deficit) $	Total $
	Note	Shares	Amount $
As at December 31, 2018		110,392,689	2,215,936	74,805	(12,216)	(187,757)	2,090,768
Adjustment related to the transition to Topic 842, Leases	3	—	—	—	—	8,375	8,375
As at January 1, 2019		110,392,689	2,215,936	74,805	(12,216)	(179,382)	2,099,143
Exercise of stock options		2,084,063	75,296	(26,959)	—	—	48,337
Stock-based compensation		—	—	159,310	—	—	159,310
Vesting of restricted share units		1,252,250	106,408	(106,408)	—	—	—
Issuance of shares related to business acquisitions	24	514,973	170,630	(38,120)	—	—	132,510
Issuance of Class A subordinate voting shares, net of offering costs of $5,724, net of tax of $1,541	19	2,185,000	688,014	—	—	—	688,014
Net loss and comprehensive loss for the year		—	—	—	13,262	(124,842)	(111,580)
As at December 31, 2019		116,428,975	3,256,284	62,628	1,046	(304,224)	3,015,734
Exercise of stock options		1,530,759	115,331	(44,522)	—	—	70,809
Stock-based compensation		—	—	246,940	—	—	246,940
Vesting of restricted share units		1,176,637	162,420	(162,420)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $46,553, net of tax of $2,606	19	3,392,500	2,581,197	—	—	—	2,581,197
Equity component of the convertible senior notes, net of offering costs of $1,994, net of tax of $112	16	—	—	158,810	—	—	158,810
Net income and comprehensive income for the year		—	—	—	7,724	319,509	327,233
As at December 31, 2020		122,528,871	6,115,232	261,436	8,770	15,285	6,400,723

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Cash Flows
Expressed in US $000’s

		Years ended
		December 31, 2020	December 31, 2019
	Note	$	$
Cash flows from operating activities
Net income (loss) for the year		319,509	(124,842)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization and depreciation		70,060	35,651
Stock-based compensation		246,940	158,456
Amortization of debt discount and offering costs	16	8,756	—
Impairment of right-of-use assets and leasehold improvements	10, 12	31,623	—
Provision for transaction and loan losses		27,282	17,946
Deferred income taxes		(41,998)	(37,918)
Unrealized gain on equity and other investments	6	(135,193)	—
Unrealized foreign exchange (gain) loss		(1,689)	3,181
Changes in operating assets and liabilities:
Trade and other receivables		(29,146)	(56,181)
Merchant cash advances, loans and related receivables		(112,721)	(74,211)
Other current assets		(11,404)	(12,401)
Non-cash consideration received in exchange for services		(24,710)	—
Accounts payable and accrued liabilities		118,588	82,529
Income tax assets and liabilities		(105,890)	64,648
Deferred revenue		66,155	12,305
Lease assets and liabilities		(1,204)	1,452
Net cash provided by operating activities		424,958	70,615
Cash flows from investing activities
Purchase of marketable securities		(5,600,207)	(2,718,604)
Maturity of marketable securities		3,721,405	2,477,038
Purchase of equity and other investments		(11,051)	—
Acquisitions of property and equipment		(41,733)	(56,759)
Acquisitions of intangible assets		(262)	(5,638)
Acquisition of businesses, net of cash acquired	24	—	(265,512)
Net cash used in investing activities		(1,931,848)	(569,475)
Cash flows from financing activities
Proceeds from public equity offerings, net of issuance costs	19	2,578,591	688,014
Proceeds from convertible senior notes, net of underwriting fees and offering costs	16	907,950	—
Proceeds from the exercise of stock options		70,809	48,337
Net cash provided by financing activities		3,557,350	736,351
Effect of foreign exchange on cash and cash equivalents		3,221	1,742
Net increase in cash and cash equivalents		2,053,681	239,233
Cash and cash equivalents – Beginning of Year		649,916	410,683
Cash and cash equivalents – End of Year		2,703,597	649,916

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		21,753	15,611
Lease liabilities arising from obtaining right-of-use assets		29,820	153,053
Acquired property and equipment remaining unpaid		1,881	7,878

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
1.Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for buyers everywhere. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries including, but not limited to: Shopify International Limited, incorporated in Ireland; Shopify Commerce Singapore Pte. Ltd., incorporated in Singapore; and Shopify LLC, Shopify Payments (USA) Inc. and Shopify Holdings (USA) Inc., incorporated in the state of Delaware in the United States. All intercompany accounts and transactions have been eliminated upon consolidation.
These consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), including the applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding financial reporting.

3.Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants; estimates of expected credit losses related to financial assets measured at amortized cost, including contract balances and merchant cash advances and loans; inputs used to fair value acquired intangible assets and equity and other investments; estimates involved in evaluating the recoverability of our right-of-use assets and leasehold improvements, including, but not limited to, the estimated useful lives of right-of-use assets and leasehold improvements; and the incremental borrowing rate applied to lease payments. Actual results may differ from the estimates made by management.

Revenue Recognition

The Company's sources of revenue consist of subscription solutions and merchant solutions. The Company principally generates subscription solutions revenue through the sale of subscriptions to the platform. The Company also generates additional subscription solutions revenues from the sale of subscriptions to the Point-of-Sale (POS) Pro offering for brick and mortar merchants, the sale of themes and apps, the registration of domain names, and the collection of variable platform fees. The Company generates merchant solutions revenue by providing additional services to merchants to increase their use of the platform. The Company earns merchant solutions revenue relating to Shopify Payments, Shopify Shipping,

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
other transaction services, referral fees, the sale of POS hardware, advertising revenue on the Shopify App Store, Shopify Email, Shopify Capital, Shop Pay Installments, Shopify Fulfillment Network, and collaborative warehouse fulfillment solutions. Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a merchant;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and
•Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company follows the guidance provided in ASC 606, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The Company recognizes revenue from Shopify Shipping, the sales of apps and Shop Pay Installments on a net basis as the Company is not primarily responsible for the fulfillment, does not have control of the promised service, and does not have full discretion in establishing prices and therefore is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.

The Company's arrangements with merchants can include multiple performance obligations, which may consist of some or all of the Company's subscription solutions. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under Topic 606. In the case of subscription solutions, the Company has determined that merchants can benefit from the service on its own, and that the service being provided to the merchant is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the subscription solution, custom themes, feature-enhancing apps and unique domain names. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. In the case of merchant solutions, the transaction price for each performance obligation is based on the observable standalone selling price for each performance obligation. The transaction price for multiple merchant solutions is never a bundled price, therefore a relative allocation is not required.

The Company determined the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As the Company's go-to-

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its merchants at the time of invoicing. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 30 days of the invoice date. In instances where timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined our contracts do not include a significant financing component.

Subscription Solutions

Subscription revenue from the sale of subscriptions to the platform is recognized over time on a ratable basis over the contractual term. The contract terms are monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Certain subscription contracts have a transaction price that includes a variable component that is based on the merchants' volume of sales. In such cases, the Company uses the exception to the general principles for accounting for variable consideration, which allows it to recognize revenue when the sale occurs and the performance obligation has been satisfied. Subscription revenue from the sale of POS Pro subscriptions is recognized over time on a ratable basis over the monthly contractual term. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Revenue from the sale of separately priced themes and apps is recognized at a point in time, when control transfers. Revenue from the sale of rights to use a domain name that is sold separately, is recognized ratably over time, over the contractual term, which is generally an annual term. Revenue from themes, apps and domains have been classified within subscription solutions on the basis that they are products sold at the time the merchant initially enters into the subscription services arrangement or because the customer purchases the right to use the product over the term of the contract, similar to a subscription.

Merchant Solutions

Revenues earned from Shopify Payments, Shopify Shipping related to the sale of shipping labels, other transaction services, and referral fees are recognized at a point in time, at the time of the transaction. For the sale of POS hardware, revenue is recognized at a point in time, based on when ownership passes to the merchant, in accordance with the shipping terms. Advertising revenue on the Shopify App Store is recognized at a point in time as merchants click on the advertised apps. Shopify Email revenue is recognized at a point in time based on the merchants' volume of emails sent.

The Company also earns revenue from Shopify Capital, a merchant cash advance (MCA) and loan program for eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables, or making a loan, to help ensure collectibility. Under Shopify Capital, the Company purchases a designated amount of future receivables at a discount or makes a loan, and the merchant remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted. For Shopify Capital MCA's, the Company applies a percentage of the remittances collected against the merchant's receivable balance, and a percentage, which is related to the discount, as merchant solutions revenue. For Shopify Capital loans, because there is a fixed maximum repayment term, the Company calculates an effective interest rate based on the merchant's expected future payment volume to determine how much of a merchant's repayment to recognize as revenue and how much to apply against the merchant's receivable balance.

Revenues earned from Shop Pay Installments, a "buy now pay later" product, are recognized at a point in time when a merchant makes a sale using this product, and is based on a percentage of the total order value. The Company earns and recognizes a portion of the revenue from each merchant sale, with the majority of

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
revenue earned and recognized by our third-party provider that bears the buyer underwriting and buyer credit risk associated with the product.

Revenues earned from Shopify Fulfillment Network related to warehouse storage and outbound shipping are recognized over time, as merchants receive and consume the benefits obtained from the warehouse storage service and shipping service, respectively. Revenues related to picking, packaging, and preparing orders for shipment are recognized once the services have been rendered.

Revenues earned from offering cloud-based software on collaborative warehouse fulfillment solutions are recognized over time, over the contractual term, which can be up to five years. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Capitalized Contract Costs

As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.

Cost of Revenues

The Company’s cost of revenues related to subscription solutions consist of third-party infrastructure and hosting costs, an allocation of costs incurred by both the operations and support functions, credit card fees related to billing our merchants, payments for themes and domain registration, and acquired intangible assets.

The Company's cost of revenues related to merchant solutions include payment processing and interchange fees related to Shopify Payments, credit card fees related to billing its merchants, product costs associated with expanding our product offerings, amortization of acquired intangible assets relating mostly to the acquired 6 River Systems, LLC (6RS) technology, POS hardware costs, third-party infrastructure and hosting costs, and an allocation of costs incurred by both the operations and support functions. Merchant solutions cost of revenues also include costs associated with warehouse storage, outbound shipping, picking, packaging, and the preparation of orders for shipment as part of the Shopify Fulfillment Network offering, and materials and third-party manufacturing costs associated with 6RS for those fulfillment robots sold to customers rather than leased to customers, which are capitalized and depreciated into cost of revenues.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
capitalizes all direct and incremental costs incurred during the application development phase, until such time when the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Capitalized costs are recorded as part of intangible assets in the consolidated balance sheets and are amortized on a straight-line basis over their estimated useful lives of two or three years. Maintenance costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing expenses during the years ended December 31, 2020 and 2019 were $240,555 and $177,607 respectively.

Leases

The Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The carrying values of right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value. For right-of-use assets that are impaired, the remaining carrying value of the right-of-use assets are amortized on a straight line basis over the remaining term of the lease.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842, Leases. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities, and are recorded in the period in which the obligation for the payment is incurred.

The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach. As the Company previously included non-lease components in the calculation of lease incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit on January 1, 2019.

Stock-Based Compensation

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statements of operations and comprehensive income (loss) as an operating expense over the requisite service period.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Company's Fourth Amended and Restated Stock Option Plan (Legacy Option Plan), the Amended and Restated Stock Option Plan (Stock Option Plan), and the Amended and Restated Long Term Incentive Plan (Long Term Incentive Plan), and 6 River Amended and Restated Stock Option and Grant Plan are from treasury.

The fair value of restricted share units (RSUs) is measured using the fair value of the Company's shares as if the RSUs were vested and issued on the grant date. An estimate of forfeitures is applied when determining compensation expense. All shares issued under the Company's Long Term Incentive Plan (LTIP) are from treasury.

Income Taxes

Income tax expense includes Canadian, U.S., and foreign income taxes.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative loss experience and expectations of future earnings, capital gains and investment in the applicable jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements.

Earnings Per Share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year.

The Company uses the treasury stock method for calculating the effect of dilutive potential common stock from employee stock options and employee RSUs. This method requires that dilutive effect be calculated as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year.
The Company uses the if-converted method for calculating the effect of dilutive potential common stock from its 0.125% convertible senior notes due 2025 (the "Notes"). If the effect of the if-converted method is dilutive, net earnings are adjusted for the after tax effect of debt interest relating to the Notes and the amount of dilutive potential common stock are included in the total number of shares used to compute diluted earnings per share. If the effect of the if-converted method is anti-dilutive, no adjustments are made to net earnings or the total number of shares used to compute diluted earnings per share. The Company

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
applies this method by using the common stock issuable upon conversion determined by the end-of-period conversion price.

Foreign Currency Translation and Transactions

The functional and reporting currency of the Company and its subsidiaries is the USD. Monetary assets and liabilities denominated in foreign currencies are re-measured to USD using the exchange rates at the consolidated balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in USD using historical exchange rates. Revenues and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s consolidated statements of operations and comprehensive income (loss) as foreign exchange gain (loss), with the exception of foreign exchange forward contracts used for hedging which are re-measured in other comprehensive income (loss) and the gain (loss) is then reclassified into earnings to either cost of revenue or operating expenses in the same period, or period, during which the hedged transaction affects earnings.

Cash and Cash Equivalents

The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.

Marketable Securities

The Company’s marketable securities consist of U.S. and Canadian federal agency bonds, U.S. term deposits, and corporate bonds and commercial paper, and mature within 12 months from the date of purchase. Marketable securities are classified as held-to-maturity at the time of purchase and this classification is re-evaluated as of each consolidated balance sheet date. Held-to-maturity securities represent those securities that the Company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Interest on these securities, as well as amortization/accretion of premiums/discounts, are included in interest income. Marketable securities are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company would be required to sell the securities before the recovery of their remaining amortized cost basis. Realized gains and losses determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense) in the consolidated statements of operations and comprehensive income (loss).

Investments

The Company has minority equity and other investments in private companies without readily determinable fair values that it carries at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative).

Fair Value Measurements
The carrying amounts for cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, loans, trade accounts payable and accruals, and employee related accruals approximate fair value due to the short-term maturities of these instruments.
The Company measures the fair value of its financial assets and liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Derivatives and Hedging

The majority of the Company's derivative products are foreign exchange forward contracts, which are designated as cash flow hedges of foreign currency forecasted expenses. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. The Company may hold foreign exchange forward contracts to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar (CAD) denominated costs and current and future obligations.

The Company's foreign currency forward contracts generally have maturities of twelve months or less. The critical terms match method is used when the key terms of the hedging instrument and that of the hedged item are aligned; therefore, the changes in fair value of the forward contracts are recorded in accumulated other comprehensive income (AOCI). The effective portion of the gain or loss on each forward contract is reported as a component of AOCI and reclassified into earnings to either cost of revenue or operating expense in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of the gains or losses, if any, is recorded immediately in other income (expense).

For hedges that do not qualify for the critical terms match method of accounting, a formal assessment is performed to verify that derivatives used in hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, matures, is terminated or sold, if a hedged forecasted transaction is no longer probable of occurring, or if the Company removes the derivative's hedge designation. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in AOCI and is reclassified into earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring.

In addition, the Company has a master netting agreement with each of the Company's counterparties, which permits net settlement of multiple, separate derivative contracts with a single payment. The Company presents its derivative instruments on a net basis in the consolidated financial statements.

Provision for Credit Losses Related to Merchant Cash Advances and Loans

Merchant cash advance receivables and loans represent the aggregate amount of Shopify Capital related receivables owed by merchants as of the balance sheet date, net of an allowance for expected credit losses. The Company estimates the provision based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, supportable forecasted information and other factors, including the potential impact of the novel coronavirus ("COVID-19"), that may affect the merchants' ability to make future payments on the receivables. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive income (loss). Recoveries are reflected as a reduction in the allowance for credit losses related to merchant cash advances and loans when the recovery occurs.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Provision for Transaction Losses Related to Shopify Payments and Shop Pay Installments

Shopify Payments and Shop Pay Installments losses arise when refunded merchant transactions cannot be recovered. The Company estimates the provision based on an assessment of various factors, including historical trends, gross merchandise volume facilitated using Shopify Payments and Shop Pay Installments, supportable forecasted information and other factors, including the potential impact of COVID-19, that may increase the volume of refunded transactions. Additions to the provision are reflected in current operating results, while charges against the provision are made when losses are incurred. These additions are classified within transaction and loan losses on the consolidated statements of operations and comprehensive income (loss).

Convertible Senior Notes

The Company accounts for the Notes as separate liability and equity components. The Company determined the carrying amount of the liability component as the fair value of a similar debt instrument that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was calculated by deducting the fair value of the liability component from the principal amount of the Notes. This difference represents a debt discount that is amortized to interest expense over the term of the Notes using the effective interest rate method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

The offering costs incurred related to the issuance of the Notes were allocated to the liability and equity components based on their relative initial carrying values. Offering costs attributable to the liability component are being amortized to interest expense over the respective terms of the Notes, and offering costs attributable to the equity component are netted against the equity component of the Notes in shareholders' equity.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Computer equipment and fulfillment robots are depreciated over the lesser of three years and their estimated useful lives while office furniture and equipment are depreciated over four years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases, which range from one to fifteen years.

The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of an asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization and impairment. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Purchased software is amortized over a three year period, acquired technology is amortized over a two to nine year period, acquired customer relationships are amortized over a two to five year period, capitalized software development costs are amortized over a two to three year period, and other intangible assets are amortized over a three to ten year period. Amortization is recorded into cost of revenues and operating expenses, depending on the nature of the asset.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually. Should certain events or indicators of impairment occur between annual impairment tests, the Company will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include the following: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s fair value; a significant adverse change in the business climate; and slower growth rates.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting unit, and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill. This is done by comparing the fair value of the reporting unit with the carrying value of the reporting unit that includes goodwill. If the fair value of the reporting unit is greater than its carrying value, including goodwill, no impairment results. If the fair value of the reporting unit is less than its carrying value, including goodwill, an impairment loss would be recognized in the consolidated statements of operations and comprehensive income (loss) in an amount equal to that difference, limited to the total amount of goodwill allocated to that reporting unit. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

Business Combinations

The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations and comprehensive income (loss).

Segment Information

The Company’s chief operating decision maker (CODM) is a function comprised of two executives, specifically the Chief Executive Officer and the Chief Financial Officer. The CODM is the highest level of management responsible for assessing Shopify’s overall performance, and making operational decisions such as resource allocations related to operations, product prioritization, and delegations of authority. Management has determined that the Company operates in a single operating and reportable segment.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party that insures a portion of the merchant cash advances and loans offered by Shopify Capital. The receivable related to insurance recoveries is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from COVID-19 on the Company's credit risk have been considered and have resulted in adjustments to the Company's allowances for expected credit losses on contract balances and merchant cash advances and loans, as discussed in notes 7 and 8, respectively. The Company continues its assessment given the fluidity of COVID-19's global impact.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities and loans earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company's Notes have a fixed annual interest rate and thus, the Company does not have economic interest rate exposure on the Notes. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the CAD and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following table summarizes the effects on revenues, cost of revenues, operating expenses, and income (loss) from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates:

	Years ended
	December 31, 2020			December 31, 2019
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
Revenues	$2,929,491	$7,367	$2,936,858	$1,578,173	$3,148	$1,581,321
Cost of revenues	(1,387,971)	(7,900)	(1,395,871)	(712,530)	(4,283)	(716,813)
Operating expenses	(1,451,367)	(47,292)	(1,498,659)	(1,006,790)	(39,505)	(1,046,295)
Income (loss) from operations	$90,153	$(47,825)	$42,328	$(141,147)	$(40,640)	$(181,787)
(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and income (loss) from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD exchange rates.

Accounting Pronouncements Adopted in the Year

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to-maturity debt securities, and other instruments. In May 2019, the Financial Accounting Standards Board issued ASU No. 2019-05, Financial Instruments - Credit Losses, which provides transition relief that is optional for, and available to, all reporting entities within the scope of Topic 326. The updates are effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company adopted the standard effective January 1, 2020 using a modified retrospective approach. Upon adoption, the Company changed its approach to estimating its expected credit losses, which did not have a material impact on any of its existing allowances at that time.

Recent Accounting Pronouncements Not Yet Adopted

In August 2020, the Financial Accounting Standards Board issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which eliminates certain models associated with accounting for convertible instruments, makes targeted improvements to the disclosures for convertible instruments and earnings per share guidance, and amends the guidance for the derivative scope exception for contracts in an entity's own equity. The updates are effective for annual periods beginning after December 15, 2021 including interim periods within those periods. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those periods. The Company will early adopt this ASU effective January 1, 2021. The Company is currently in the process of finalizing its assessment of the impact of this ASU. Upon adoption, the Company will no longer separately account for the liability and equity components of its Notes, which exist under current accounting guidance. As a result of the adoption, non-cash interest expense related to its currently outstanding Notes will be eliminated.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
4.Cash and Cash Equivalents

As at December 31, 2020 and 2019, the Company’s cash and cash equivalents balance was $2,703,597 and $649,916, respectively. These balances included $1,927,013 and $423,443, respectively, of money market funds, repurchase agreements, U.S. federal bonds and corporate bonds and commercial paper.

5.Financial Instruments

As at December 31, 2020, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
U.S. federal bonds	174,397	174,399	—	—	—	—
Corporate bonds and commercial paper	134,056	134,396	—	—	—	—
Repurchase agreements	—	—	290,000	290,001	—	—
Marketable securities:
U.S. term deposits	885,000	887,102	—	—	—	—
U.S. federal bonds	1,224,052	1,226,657	—	—	—	—
Canadian federal bonds	24,988	24,987	—	—	—	—
Corporate bonds and commercial paper	—	—	1,550,330	1,552,907	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	16,340	16,340	—	—
The fair values above include accrued interest of $7,563, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the consolidated balance sheets.

As at December 31, 2019, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Repurchase agreements	—	—	200,000	200,009	—	—
Marketable securities:
U.S. term deposits	300,000	301,354	—	—	—	—
U.S. federal bonds	222,713	223,403	—	—	—	—
Canadian federal bonds	69,922	69,919	—	—	—	—
Corporate bonds and commercial paper	—	—	1,212,643	1,216,822	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	5,830	5,830	—	—

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The fair values above include accrued interest of $5,754, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the consolidated balance sheets.

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date. There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2020 and 2019.

As at December 31, 2020, the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $340,843 (December 31, 2019 - $285,700), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of December 31, 2020, $16,340 of unrealized gains related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive income and current assets on the consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the year ended December 31, 2020, $2,985 of realized losses (December 31, 2019 - $5,181 of realized losses) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in cost of revenues and operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

Convertible Senior Notes

As at December 31, 2020, the estimated fair value of the Company's 0.125% convertible senior notes, as further described in note 16 below, was approximately $1,098,342. The estimated fair value was determined based on the last executed trade for the Notes of the reporting period in an over-the-counter market, which is considered as Level 2 in the fair value hierarchy.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
6.Investments

The Company holds equity and other investments in private companies without readily determinable fair values that it carries at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative). The carrying amount of such investments as at December 31, 2020 was $173,454 (December 31, 2019 - $2,500). For the year ended December 31, 2020, unrealized gains of $135,193 relating to these investments were recorded within other income in the statement of operations and comprehensive income (loss).

In July 2020, the Company received an investment in Affirm Holdings, Inc. ("Affirm") in conjunction with its strategic partnership for Shop Pay Installments. The Level 3 fair value measurement of this investment at July 2020 was $24,710, which was determined based on an income approach for which the Company developed certain key assumptions, including revenue growth rates and a discount rate. In September 2020, the Company identified an observable transaction for a similar investment in Affirm, which resulted in a fair value measurement at the date of the observable transaction. As such, as at December 31, 2020, the carrying value of the Company’s investment in Affirm is $158,000. For the year ended December 31, 2020, an unrealized gain of $133,239 was recorded within other income in the statement of operations and comprehensive income (loss). As discussed further in note 26, Subsequent Event, Affirm priced its initial public offering and began trading on the Nasdaq on January 13, 2021. As a result, the fair value of the investment will be readily determinable in future reporting periods and the use of the measurement alternative will no longer be applicable.

7.Trade and Other Receivables

	December 31, 2020 $	December 31, 2019 $	January 1, 2019 $
Unbilled revenues, net	50,073	31,629	12,653
Indirect taxes receivable	45,961	36,821	3,774
Trade receivables, net	13,449	9,660	11,191
Accrued interest	7,563	5,754	5,109
Other receivables	3,706	6,665	8,620
	120,752	90,529	41,347

Unbilled revenues represent amounts not yet billed to merchants related to subscription fees for Plus merchants, transaction fees and shipping and fulfillment charges, as at the consolidated balance sheet date.

The allowance for credit losses reflects the Company's best estimate of probable losses inherent in the unbilled revenues and trade receivables accounts. The Company determined the provision based on known troubled accounts, historical experience, supportable forecasts of collectibility, potential impacts of COVID-19 and other currently available evidence.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
Activity in the allowance for credit losses was as follows:

	Years ended
	December 31, 2020 $	December 31, 2019 $
Balance, beginning of the year	2,894	1,023
Provision for credit losses related to uncollectible receivables (1)	6,793	2,836
Write-offs	(3,646)	(965)
Balance, end of the year	6,041	2,894
(1) The provision for the year ended December 31, 2020 includes expected losses as a result of macroeconomic factors, including the impact of COVID-19.

8.Merchant Cash Advances, Loans and Related Receivables

	December 31, 2020	December 31, 2019	January 1, 2019
	$	$	$
Merchant cash advances receivable, gross	218,840	131,227	77,653
Related receivables(1)	819	3,179	4,482
Allowance for credit losses related to uncollectible merchant cash advances receivable	(15,816)	(10,420)	(6,249)
Loans receivable, gross	43,644	28,547	16,959
Allowance for credit losses related to uncollectible loans receivable	(2,764)	(2,361)	(972)
Merchant cash advances, loans and related receivables, net	244,723	150,172	91,873
(1) Presentation of related receivables represents a comparative figure reclassification referenced in note 25.

The following table summarizes the activities of the Company’s allowance for credit losses related to uncollectible merchant cash advances and loans receivable:

	Years ended
	December 31, 2020	December 31, 2019
	$	$
Allowance, beginning of the year	12,781	7,221
Provision for credit losses related to uncollectible merchant cash advances receivable(2)	13,896	11,954
Merchant cash advances receivable charged off, net of recoveries	(8,500)	(7,783)
Provision for credit losses related to uncollectible loans receivable(2)	1,915	2,655
Loans receivable charged off, net of recoveries	(1,512)	(1,266)
Allowance, end of the year	18,580	12,781
Related receivables(1)	(819)	(3,179)
Allowance, net of related receivables	17,761	9,602
(1) Presentation of related receivables represents a comparative figure reclassification referenced in note 25.
(2) The provision for the year ended December 31, 2020 includes expected losses as a result of macroeconomic factors, including the impact of COVID-19.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
9.Other Current Assets

	December 31, 2020 $	December 31, 2019 $
Prepaid expenses	25,053	20,840
Other current assets	17,478	6,810
Foreign exchange contracts	16,340	5,830
Deposits	9,376	12,853
	68,247	46,333

10.Property and Equipment

	December 31, 2020
	Cost $	Accumulated depreciation and impairment(1) $	Net book value $
Leasehold improvements	131,196	65,052	66,144
Computer equipment	24,387	15,056	9,331
Fulfillment robots	5,419	2,005	3,414
Office furniture and equipment	30,716	17,501	13,215
	191,718	99,614	92,104
(1) Included in accumulated depreciation is $16,838 of impairment on leasehold improvements in the year.

	December 31, 2019
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	110,477	24,675	85,802
Computer equipment	18,141	10,989	7,152
Fulfillment robots	3,220	197	3,023
Office furniture and equipment	25,821	10,400	15,421
	157,659	46,261	111,398

During the year ended December 31, 2020, in light of the COVID-19 pandemic, the Company decided to move from a primarily physical office-centric work model to a primarily digital work-from-home-centric work model. The Company plans to keep, but repurpose certain office locations to support the new model and terminate or sublet other office locations that it ceases to use.

With respect to certain office space the Company has ceased using, for which the lease has been or will be either terminated or sublet, the Company has changed its asset groups, through a change in facts and circumstances, and recorded an impairment charge of $16,838 related to its leasehold improvements in the year ended December 31, 2020. These losses were determined by comparing the asset groups' fair values, made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date, as required under ASC 360, Property, Plant and Equipment. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in additional charges. These charges were recorded as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
With respect to certain office locations expected to be kept, but repurposed, the Company has recognized accelerated depreciation of certain leasehold improvements and furniture in order to reflect changes that it plans to make to accommodate greater physical distancing and increased team onsite meeting spaces. During the year ended December 31, 2020, the Company identified $40,457 of leasehold improvements and furniture that will be accelerated over a 2 to 3 year period as the Company retrofits its existing offices.

During the years ended December 31, 2020 and 2019, the Company retired and disposed of computer equipment with an original cost of $1,677 and $693, respectively. There was no gain or loss recognized in the consolidated statements of operations and comprehensive income (loss) as a result of the retirement and disposal of these assets.

The following table illustrates the classification of depreciation in the consolidated statements of operations and comprehensive income (loss):

	Years ended
	December 31, 2020 $	December 31, 2019 $
Cost of revenues	3,160	1,253
Sales and marketing	9,710	4,929
Research and development	19,587	7,940
General and administrative	5,735	2,657
	38,192	16,779

11.Intangible Assets

	December 31, 2020
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	161,643	36,953	124,690
Software development costs	27,520	25,720	1,800
Acquired customer relationships	8,435	2,677	5,758
Purchased software	6,973	6,773	200
Other intangible assets	4,351	1,123	3,228
	208,922	73,246	135,676

	December 31, 2019
	Cost $	Accumulated amortization $	Net book value $
Acquired technology	161,643	17,332	144,311
Software development costs	27,489	16,690	10,799
Acquired customer relationships	8,435	1,016	7,419
Purchased software	6,973	5,639	1,334
Other intangible assets	4,120	701	3,419
	208,660	41,378	167,282
Amortization expense related to the capitalized internally developed software was $9,030 and $7,464 for the years ended December 31, 2020 and 2019, respectively, and is included in cost of revenues, sales and marketing and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following table illustrates the classification of amortization expense related to intangible assets in the consolidated statements of operations and comprehensive income (loss):

	Years ended
	December 31, 2020 $	December 31, 2019 $
Cost of revenues	28,885	17,535
Sales and marketing	2,184	998
Research and development	273	266
General and administrative	526	73
	31,868	18,872

Estimated future amortization expense related to intangible assets, as at December 31, 2020 is as follows:

Fiscal Year	Amount $
2021	20,816
2022	18,088
2023	17,716
2024	17,384
2025	16,186
Thereafter	45,486
Total	135,676

12.Leases

The Company has office leases in Canada, the United States, Singapore, Ireland and other countries in Europe and Asia. These leases have remaining lease terms of 1 year to 12 years, some of which include options to extend the leases for up to 10 years. Additional office space leases are set to commence between 2021 and 2026, at which point the Company's right-of-use assets and lease liabilities will increase. The Company has entered into various lease agreements for office space that are set to commence after December 31, 2020, which will create significant right-of-use assets and lease liabilities. All of the Company's leases are operating leases.

The components of lease expense were as follows:

	Years ended
	December 31, 2020	December 31, 2019
	$	$
Operating lease expense	20,488	16,372
Variable lease expense, including non-lease components	15,165	12,971
Total lease expense	35,653	29,343

As at December 31, 2020, the weighted average remaining lease term is 9 years and the weighted average discount rate is 4.4% (December 31, 2019 - 9 years and 4.9%, respectively).

During the year ended December 31, 2020, in light of the COVID-19 pandemic, the Company decided to move from a primarily physical office-centric work model to a primarily digital work-from-home-centric work model. The Company plans to keep, but repurpose certain office locations to support the new model and terminate or sublet other office locations that it ceases to use.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

With respect to certain office space the Company has ceased using, for which the lease has been or will be either terminated or sublet, the Company has changed its asset groups, through a change in facts and circumstances, and recorded an impairment charge of $14,785 related to its right-of-use assets in the year ended December 31, 2020. These losses were determined by comparing the asset groups' fair values, made up of the right-of-use assets and leasehold improvements, to their carrying values as of the impairment measurement date, as required under ASC 360, Property, Plant and Equipment. Fair value was determined based on the present value of the estimated future cash flows. These estimates may vary from the actual amounts due to termination or sublease agreements ultimately executed, if at all, which may result in additional charges. These charges were recorded as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Maturities of lease liabilities as at December 31, 2020 were as follows:

Fiscal Year	Operating Leases $
2021	23,446
2022	43,257
2023	43,183
2024	53,957
2025	53,535
Thereafter	368,014
Total future minimum payments	585,392
Minimum payments related to leases that have not yet commenced	(159,085)
Minimum payments related to variable lease payments, including non-lease components	(236,607)
Imputed interest	(34,813)
Total lease liabilities	154,887

13.Goodwill

The Company's goodwill relates to previous acquisitions of various companies including, but not limited to, 6RS which was acquired on October 17, 2019 (see note 24).

The Company completed its annual impairment test of goodwill as of September 30, 2020. The Company elected its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and performed a quantitative assessment. The Company determined that the consolidated business is represented by a single reporting unit and concluded that the estimated fair value of the reporting unit, determined using market capitalization, was greater than its carrying amount.
There were no indicators of impairment between September 30, 2020, the date on which the Company completed its annual impairment test of goodwill, and December 31, 2020. No goodwill impairment was recognized in the years ended December 31, 2020 or December 31, 2019.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The gross changes in the carrying amount of goodwill as of December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of the year	311,865	38,019
Acquisition of 6 River Systems, Inc.	—	264,527
Other acquisitions	—	9,319
Balance, end of the year	311,865	311,865

14.Accounts Payable and Accrued Liabilities

	December 31, 2020	December 31, 2019
	$	$
Trade accounts payable and trade accruals	168,720	90,517
Employee related accruals	61,891	32,372
Indirect taxes payable	54,097	52,018
Other payables and accruals	16,087	6,286
	300,795	181,193

15.Deferred Revenue

	Years ended
	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of the year	62,660	41,061
Deferral of revenue	119,324	46,291
Deferred revenue from acquisitions	—	8,901
Recognition of deferred revenue	(53,169)	(33,593)
Balance, end of the year	128,815	62,660

	December 31, 2020	December 31, 2019
	$	$
Current portion	107,809	56,691
Long term portion	21,006	5,969
	128,815	62,660

The opening balances of current and long-term deferred revenue were $39,180 and $1,881, respectively, as of January 1, 2019.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
16.Convertible Senior Notes

In September 2020, the Company issued $920,000 aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $907,950 after deducting underwriting fees and offering costs.

The interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. The Notes will mature on November 1, 2025, unless earlier redeemed or repurchased by the Company or converted pursuant to their terms.

The Notes will have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The conversion rate is subject to adjustment following the occurrence of certain specified events, as set out or defined in the Trust indenture agreement for the Notes. In addition, upon the occurrence of a make-whole fundamental change prior to the maturity date or upon our issuance of a notice of redemption, as set out or defined in the Trust indenture agreement for the Notes, the Company will, in certain circumstances, increase the conversion rate by a number of additional Class A subordinate voting shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change or during the relevant redemption period.

Prior to the close of business on the business day immediately preceding August 1, 2025, the Notes may be convertible at the option of the holders only under the following circumstances:

(1) during any calendar quarter commencing after March 31, 2021, and only during such calendar quarter, if the last reported sale price of the Class A subordinate voting shares on the New York Stock Exchange (the "NYSE") for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is more than or equal to 130% of the conversion price for the Notes on each applicable trading day;

(2) during the ten business day period after any ten consecutive trading day period in which, for each trading day of that period, the trading price per one thousand dollars principal amount of Notes for each trading day was less than 98% of the product of the last reported sale price of the Class A subordinate voting shares on the NYSE and the conversion rate for the Notes on each such trading day;

(3) if the Company calls any or all of the Notes for optional redemption, clean-up redemption or tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of certain specified corporate events.

On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may, at their option, convert all or any portion of their Notes regardless of the foregoing conditions.

Upon conversion, the Company can elect to settle in cash, Class A subordinate voting shares, or a combination of cash and Class A subordinate voting shares.

On or after September 15, 2023, the Company may, at its option, redeem for cash all or any portion of the Notes if the last reported sale price of the Company's Class A subordinate voting shares on the NYSE has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No "sinking fund" is provided for the Notes.

The Company may redeem for cash all, but not less than all, of the Notes at any time if less than $80,000 aggregate principal amount of Notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may redeem all, but not less than all, of the Notes if the Company has or would become obligated to pay to the holder of any Note additional amounts (which are more than a de minimis amount) as a result of a change in applicable Canadian tax laws or regulations after September 15, 2020 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the applicable redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders).

Upon the occurrence of a fundamental change (as set out or defined in the Trust indenture agreement for the Notes) prior to the maturity date of the Notes, the Company, subject to limited exceptions, will be required to offer to purchase all of the Notes for cash at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon to, but excluding, the fundamental change purchase date.

The Notes are governed by customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately.

The Notes are senior unsecured obligations and will rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment with the Company’s existing and future unsecured liabilities that are not so subordinated; effectively subordinated to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company.

In accounting for the issuance of the Notes, the Company separated the Notes into liability and equity components. The carrying amount of the liability component was calculated as the fair value of a similar debt instrument that does not have an associated conversion feature. The net carrying amount of the equity component representing the conversion option was $158,810 and was calculated by deducting the fair value of the liability component and offering costs attributable to the equity component from the principal amount of the Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount, or the debt discount, is amortized to interest expense at an annual effective interest rate of 4.01% over the contractual terms of the Notes.

In accounting for the offering costs related to the Notes, the Company allocated the total amount incurred to the liability and equity components based on their relative initial carrying values. Offering costs attributable to the liability component were approximately $9,944, were recorded as an additional debt discount and are amortized to interest expense using the effective interest rate method over the contractual terms of the Notes. Offering costs attributable to the equity component were approximately $2,106 and were netted with the equity component of the Notes in shareholders’ equity.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The net carrying amount of the liability component of the outstanding Notes was as follows:

December 31, 2020
$
Principal	920,000
Unamortized discounts	(152,558)
Unamortized offering costs	(9,434)
Net carrying amount	758,008

The net carrying amount of the equity component of the outstanding Notes was as follows:

December 31, 2020
$
Proceeds allocated to the conversion option (debt discount)	160,804
Allocated offering costs, net of tax of $112	(1,994)
Net carrying amount	158,810

The following table sets forth the interest expense recognized related to the outstanding Notes:

Year ended
December 31, 2020
$
Contractual interest expense	329
Amortization of debt discount	8,246
Amortization of offering costs	510
Total interest expense related to the outstanding Notes	9,085

17.Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at December 31, 2020 the effective rate was 2.75%, and no cash amounts have been drawn under this credit facility.

18.Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at December 31, 2020, was $223,280.

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
19.Shareholders’ Equity

Public Offerings

In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including the 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117,646 after deducting offering fees and expenses of $20,854.

In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including the 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460,945 after deducting offering fees and expenses of $28,305.

In September 2019, the Company completed a public offering in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including the 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688,014 after deducting offering fees and expenses of $5,724, net of tax of $1,541.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

In 2008, the Board of Directors adopted and the Company’s shareholders approved the Legacy Stock Option Plan (“the Legacy Option Plan”). Immediately prior to the completion of the Company’s May 2015 IPO, and in connection with the closing of the offering, each option outstanding under the Legacy Option Plan became exercisable for one Class B multiple voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan. The Legacy Option Plan continues to govern awards granted thereunder.

The Company’s Board of Directors and shareholders approved a stock option plan ("Stock Option Plan"), as well as a Long Term Incentive Plan ("LTIP"), each of which became effective upon the closing of the Company's IPO on May 27, 2015. On May 30, 2018, the Company’s Board of Directors and shareholders amended both the Stock Option Plan and the LTIP.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The Stock Option Plan allows for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the Stock Option Plan will have an exercise price determined and approved by the Company’s Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the Stock Option Plan are exercisable for Class A subordinate voting shares. Both the vesting period and term of the options in the Stock Option Plan are determined by the Board of Directors at the time of grant. The majority of grants outstanding under both the Stock Option Plan and the Legacy Option Plan have been approved with a four year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. Options granted under the Stock Option Plan since November 2017 have been approved with a three year vesting schedule with 1/3 vesting after one year and the remainder vesting evenly over the remaining 24 months. On October 17, 2019, the Company approved the issuance of rollover options, from treasury, under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, adopted on closing of the acquisition of 6RS.

The LTIP provides for the grant of share units, or LTIP Units, consisting of RSUs, performance share units (PSUs), and deferred share units (DSUs). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the Board of Directors, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Prior to November 2017 all RSU grants were approved with a four year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. RSUs granted since November 2017 have been approved with a three year vesting schedule with 1/3 vesting after one year and the remainder vesting evenly over the remaining 24 months. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting date. DSUs will be granted solely to directors of the Company, at their option, in lieu of their Board retainer fees. DSUs will vest upon a director ceasing to act as a director. As at the consolidated balance sheet date there have been nil PSUs granted.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Company's Stock Option Plan and the LTIP was initially equal to 3,743,692 Class A subordinate voting shares. The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP will be automatically increased on January 1st of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31st of the preceding calendar year. As at January 1, 2021, there were 25,384,187 shares available for issuance under the Company's Stock Option Plan and LTIP.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the years ended December 31, 2020 and 2019:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2018	5,476,790	32.96	6.23	577,731	—	2,473,665	92.40
Stock options granted	488,485	165.03	—	—	126.93	—	—
Stock options exercised	(2,084,063)	23.19	—	—	—	—	—
Stock options forfeited	(68,970)	68.24	—	—	—	—	—
RSUs granted	—	—	—	—	—	888,991	232.09
RSUs settled	—	—	—	—	—	(1,252,250)	84.98
RSUs forfeited	—	—	—	—	—	(170,488)	116.06
December 31, 2019	3,812,242	54.59	6.14	1,307,565	—	1,939,918	159.13
Stock options granted	258,163	505.69	—	—	197.26	—	—
Stock options exercised	(1,530,759)	46.26	—	—	—	—	—
Stock options forfeited	(50,369)	189.56	—	—	—	—	—
RSUs granted	—	—	—	—	—	473,697	645.99
RSUs settled	—	—	—	—	—	(1,176,637)	138.04
RSUs forfeited	—	—	—	—	—	(124,011)	262.93
December 31, 2020	2,489,277	103.76	5.45	2,559,442	—	1,112,967	377.08

Stock options exercisable as of December 31, 2020	1,852,236	44.61	4.66	2,014,011
(1) As at December 31, 2020, 992,376 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, 1,441,791 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares, and 55,110 of the outstanding stock options were granted under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's Class A subordinate voting shares as of December 31, 2020 and December 31, 2019.

As at December 31, 2020 the Company had issued 856 Deferred Share Units under its Long Term Incentive Plan.

In connection with the acquisition of 6RS, 122,080 Class A subordinate voting shares were issued with trading restrictions. The restrictions on these shares are lifted over time and are being accounted for as stock-based compensation as the vesting is contingent on continued employment and therefore related to post-combination services. As at December 31, 2020, 91,560 of the Class A subordinate voting shares remained restricted.
The total intrinsic value of stock options exercised and RSUs settled during the years ended December 31, 2020 and 2019 was $2,047,327 and $833,556, respectively. The aggregate intrinsic value of options exercised is calculated as the difference between the exercise price of the underlying stock option awards and the market value on the date of exercise.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
As of December 31, 2020 and 2019, there was $381,318 and $306,355, respectively, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Company’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.06 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

Stock-Based Compensation Expense

All share-based awards are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations and comprehensive income (loss) over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award).

The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model, which requires assumptions, including the fair value of the Company's underlying common stock, expected term, expected volatility, risk-free interest rate and dividend yield of the Company's common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•Fair Value of Common Stock. The Company uses the five-day volume weighted average price for its common stock as reported on the New York Stock Exchange.

•Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of the post-vesting holding period.

•Expected Volatility. The Company determines the price volatility factor based on the Company's historical volatility over the expected life of the stock options.

•Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.
The grant weighted average assumptions used to estimate the fair value of stock options granted to employees were as follows:

	Years ended
	December 31, 2020	December 31, 2019
Expected volatility	46.4%	50.7%
Risk-free interest rate	1.04%	2.25%
Dividend yield	Nil	Nil
Average expected life	4.41	4.77
In addition to the assumptions used in the Black-Scholes option valuation model, the Company also estimates a forfeiture rate to calculate the share-based compensation expense for our awards. The Company's forfeiture rate is based on an analysis of its actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher/lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase/decrease to the share-based compensation expense recognized in the consolidated financial statements.

The following table illustrates the classification of stock-based compensation in the consolidated statements of operations and comprehensive income (loss), which includes both stock-based compensation and restricted share-based compensation expense:

	Years ended
	December 31, 2020	December 31, 2019
	$	$
Cost of revenues	6,483	3,572
Sales and marketing	40,680	33,917
Research and development	154,119	93,549
General and administrative	45,658	27,418
	246,940	158,456

20.Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2020 and 2019:

	Accumulated Other Comprehensive Income (Loss)
	Years ended
	December 31, 2020	December 31, 2019
	$	$
Balance, beginning of the year	1,046	(12,216)

Other comprehensive income before reclassifications	7,525	12,865
Loss on cash flow hedges reclassified from accumulated other comprehensive income to earnings were as follows:
Cost of revenues	151	279
Sales and marketing	933	1,538
Research and development	1,460	2,620
General and administrative	441	744
Tax effect on unrealized gain on cash flow hedges	(2,786)	(4,784)
Other comprehensive income, net of tax	7,724	13,262
Balance, end of the year	8,770	1,046

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
21.Income Taxes

The domestic and foreign components of income (loss) before income taxes and recovery of (provision for) income taxes were as follows:

	Years ended
	December 31, 2020	December 31, 2019
	$	$
Income (loss) before income taxes
Domestic	133,757	(55,507)
Foreign	106,607	(40,308)
	240,364	(95,815)

Current income tax recovery (expense)
Domestic	54,251	(63,120)
Foreign	(19,907)	(1,850)
	34,344	(64,970)
Deferred income tax recovery (expense)
Domestic	(12,552)	14,351
Foreign	57,353	21,592
	44,801	35,943

Recovery of (provision for) income taxes	79,145	(29,027)

The reconciliation of the expected income tax (expense) recovery to the actual recovery of (provision for) income taxes reported in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2020 and 2019 is as follows:

	Years ended
	December 31, 2020	December 31, 2019
	$	$
Income (loss) before income taxes	240,364	(95,815)
Expected income tax (expense) recovery at Canadian statutory income tax rate of 26.5% (2019 - 26.5%)	(63,711)	25,400
Permanent differences	138,601	(74,024)
Foreign tax rate differential	16,825	(1,770)
Tax credits earned during the year	1,900	1,571
Other items	4,503	1,468
Change in valuation allowance	(18,973)	18,328
Recovery of (provision for) income taxes	79,145	(29,027)

The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
	$	$
Deferred tax assets
Tax loss carryforwards	101,209	59,407
Temporary differences on capital and intangible assets	50,297	44,445
Stock-based compensation expense	16,653	11,324
Accruals and reserves	21,926	10,397
Share issuance costs	14,423	6,590
Temporary differences related to lease assets and liabilities	9,292	4,526
Investment tax credits	13,448	694
Valuation allowance	(123,345)	(89,363)
Total deferred tax assets	103,903	48,020

Deferred tax liabilities
Temporary differences on intangible assets	(32,521)	(35,967)
Temporary differences on investments	(17,917)	—
Other deferred tax liabilities	(788)	(1,374)
Total deferred tax liabilities	(51,226)	(37,341)

Net deferred tax assets	52,677	10,679

In July 2019, the Company formally established its EMEA headquarters in Ireland and its Asia-Pacific headquarters in Singapore. As a result of these actions, the Company transferred regional relationship and territory rights from its Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the Company's current developed technology within Canada. These transfers reflect the growing proportion of the Company's business occurring internationally and resulted in a one-time capital gain.

As a result of the application of the Company's tax rates on the results of ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, the impairment of right-of-use assets and fixed assets, unrealized gains on equity and other investments, and considering the Company's ability to carry-back losses to prior years in Canada along with the reversal of the valuation allowance related to the deferred tax assets in the United States, Ireland, and Singapore, the Company has a recovery of income taxes of $79,145 in the year ended December 31, 2020.

As a result of the capital gain, ongoing operations, the recognition of deferred tax assets and liabilities, and the utilization of all applicable credits and other tax attributes, including loss carryforwards, the Company had a provision for income taxes of $29,027 in the year ended December 31, 2019.

During the fourth quarter of the year ended December 31, 2020, the Company released the valuation allowance against its deferred income tax assets in Ireland and Singapore due to the Company's recent regional financial results and its ability to carry forward the assets indefinitely.

Comparatively, during the year ended December 31, 2019, the Company released some of its valuation allowance against its deferred tax assets in Canada, the United States, and Sweden. In the third quarter of 2019, the Company released a portion of its valuation allowance against its Canadian deferred tax assets as

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
a result of the capital gain from the transfer of the regional relationship and territory rights. In the United States, as a result of the acquisition of 6RS the Company released a portion of its valuation allowance during its fourth quarter against deferred tax assets on its United States net operating losses.
The Company had no material uncertain income tax positions for the years ended December 31, 2020 and 2019. The Company's accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2020 and 2019, there was no interest or penalties related to uncertain tax positions.

The Company remains subject to audit by the relevant tax authorities for the years ended 2013 through 2020.

Investment tax credits, which are earned as a result of qualifying R&D expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

As at December 31, 2020 and 2019, the Company had unused non-capital tax losses of approximately $342,308 and $209,759, respectively. Of the December 31, 2020 balance, $273,131 of the non-capital tax losses do not expire, while the remaining non-capital losses of $69,177 are due to expire between 2031 and 2040. As at December 31, 2020 and 2019, the Company had investment tax credits of $14,629 and $2,111, respectively. The investment tax credits are due to expire between 2038 and 2040.

22.Net Income (Loss) per Share

The Company applies the two-class method to calculate its basic and diluted net income (loss) per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended
	December 31, 2020	December 31, 2019
Numerator:
Net income (loss)	$319,509	$(124,842)

Denominator:
Basic weighted average number of shares outstanding	119,569,705	113,026,424
Effect of dilutive securities(1)	3,893,569	—
Diluted weighted average number of shares	123,463,274	113,026,424

Net income (loss) per share:
Basic	$2.67	$(1.10)
Diluted	$2.59	$(1.10)

Common stock equivalents excluded from income (loss) per diluted share because they are anti-dilutive	638,848	5,752,833
(1) Included in the effect of dilutive securities is the assumed conversion of employee stock options and employee RSUs. Convertible senior notes have been excluded as they are anti-dilutive.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
In the year ended December 31, 2019, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

23.Segment and Geographical Information

The Company has determined that it operates in a single operating and reportable segment.

The following table presents total external revenues by geographic location, based on the location of the Company’s merchants:

	Years ended
	December 31, 2020		December 31, 2019
	$	%	$	%
North America
Canada	192,721	6.6%	96,168	6.1%
United States	1,954,105	66.7%	1,079,520	68.4%
EMEA
United Kingdom	199,825	6.8%	103,498	6.6%
Other	254,444	8.7%	121,063	7.7%
APAC
Australia	122,007	4.2%	68,571	4.3%
Other	170,233	5.8%	88,670	5.6%
Latin America	36,156	1.2%	20,683	1.3%
	2,929,491	100.0%	1,578,173	100.0%

The following table presents the total net book value of the Company’s long-lived physical assets by geographic location:

	December 31, 2020		December 31, 2019
	$	%	$	%
Canada	75,283	81.7%	104,349	93.6%
United States	6,141	6.7%	4,747	4.3%
Rest of World	10,680	11.6%	2,302	2.1%
	92,104	100.0%	111,398	100.0%

24.Business Acquisitions

6 River Systems, Inc.

On October 17, 2019, the Company completed the acquisition of 6RS, a company based in Waltham, Massachusetts, United States, that provides collaborative warehouse fulfillment solutions. The Company acquired 100 percent of the outstanding shares of 6RS in exchange for cash consideration of $261,194, and $132,510 in Shopify Class A Subordinate Voting Shares. In connection with the transaction, a further $64,074 in restricted shares and stock options were issued and are being accounted for as stock-based compensation as they are related to post-combination services. The transaction was accounted for as a business combination. The operations of 6RS have been consolidated into the Company’s results as of the acquisition date.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts
The following table summarizes the final purchase price allocation of the 6RS assets acquired and liabilities assumed at the acquisition date:

Amount $
Net tangible assets and liabilities:
Cash	8,158
Trade and other receivables, net	2,038
Other current assets	4,394
Property and equipment, net	3,551
Accounts payable and accrued liabilities	(4,056)
Current and long-term deferred revenue	(8,901)
Estimated fair value of identifiable intangible assets:
Acquired technology	142,500
Customer relationships	7,600
Net deferred tax liability on acquired intangibles	(26,107)

Goodwill	264,527
Total purchase price	393,704

The acquired technology was valued at $142,500 using a discounted cash flow methodology and customer relationships were valued at $7,600 using a cost approach, and are being amortized over 9 and 5 years, respectively. Goodwill from the 6RS acquisition is primarily attributable to the expected synergies that will result from integrating the 6RS collaborative robot technology with Shopify Fulfillment Network, and the acquisition of the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.

25.Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.

26.Subsequent Event

As disclosed in note 6, in July 2020, the Company received an investment in Affirm in conjunction with a strategic partnership for Shop Pay Installments. Up to January 12, 2021, the Company carried this investment at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative) as the fair value was not readily determinable. On January 13, 2021, Affirm priced its initial public offering at $49.00 per share of Class A common stock and began trading on the Nasdaq. As a result, Affirm's fair value is now readily determinable and therefore, going forward, the Company will commence accounting for this investment at fair value through earnings, with changes in fair value recorded in other income using the closing share price on the last trading day of the related reporting period, which is considered as Level 1 in the fair value hierarchy.